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                                 CURRENT REPORT

     Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

       Date of Report (Date of earliest event reported): NOVEMBER 12, 1999



                             MID-STATE RACEWAY, INC.
             (Exact name of registrant as specified in its charter)

        New York                      000-01607               15-0555258
(State or other jurisdiction         (Commission            (IRS Employer
  of incorporation)                  File Number)         Identification No.)

        Vernon, New York                                         13476
(Address of principal executive offices)                      (Zip Code)

Registrant's telephone number, including area code:  (315) 829-2201



          -------------------------------------------------------------
          (Former name or former address, if changed since last report)

ITEM 1. CHANGES IN CONTROL OF REGISTRANT.

     The Company has completed a Private Placement of 150,000 shares of its common stock to an investor group comprised of John Signorelli, Dominic Giambona, Wesley Wendt, Sr. and others. The investment gives the investment group ownership of approximately 1/3 of the Company's outstanding shares. In addition to the stock purchase, Messrs. Signorelli, Giambona and Wendt have been given an option to purchase an additional 150,000 to 175,000 shares which, if exercised, would give them majority interest in the outstanding shares of the Company.

     At a Board Meeting on September 8, 1999, several changes were made to the management of the Company. Messrs. Signorelli and Giambona were elected Directors of the Company. Mr. Wendt is an existing Director of the Company. Also on September 8, 1999, Mrs. Gwen Bennett resigned as a Director of the Company. Also, Mr. Signorelli was elected President and Chief Executive Officer of the Company and Dominic Giambona was elected Vice President. The former President, Justice Cheney, who has run the Company's day-to-day operations since December, 1997, remains a Director and will continue as Vice-President and General Manager of the Company. Mr. James Wise remains Treasurer of the Company. Paul V. Noyes, who is a member of the investment group, was elected Secretary of the Company and is also a Director of the Company. The former Secretary, Jim Moran, remains a Director of the Company and is Publicity and Public Relations Director and Track Announcer.

     The new management team plans, over time, to make Vernon Downs into one of the premier settings for the presentation of harness racing, not only in New York State, but throughout the country. Immediate plans call for the conversion of Vernon's 3/4-mile racing strip into a 7/8-mile track, and the return of major stakes competition to complement New York sire stakes events. Mr. Signorelli has been involved in the standardbred industry for more than 30 years and is currently the senior partner of Success Financial Group, a business consulting firm located in Mt. Kisko, New York.

ITEM 5. OTHER EVENTS.

     Mid-State Raceway has settled a claim against the Company made by the Trustee of the Bennett Funding Group, Inc. and related companies' bankruptcy to recover payments made to the Company. The parties have agreed to settle the bankruptcy estate's claim against the Company for the issuance of 38,000 shares of the common stock of the Company.

ITEM 7. FINANCIAL STATEMENTS AND EXHIBITS.

1.   Press Release dated September 10, 1999

2.   Press Release dated November 3, 1999


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  November 12, 1999                MID-STATE RACEWAY, INC.

                                         /s/   JOHN J. SIGNORELLI
                                         -------------------------------------
                                         Name: John J. Signorelli


                                         PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                         -------------------------------------
                                         Title

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                                INDEX TO EXHIBITS

Exhibit
Number         Description of Document
------         -----------------------
1.             Press Release dated September 10, 1999
2.             Press Release dated November 3, 1999



                                      -2-

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                                                    TROTTING NEWS
         VERNON                                       JIM MORGAN
       D O W N S                         Publicity and Public Relations Director
Vernon, New York 13476-0860                        (315) 829-2201

FOR IMMEDIATE USE--Sent September 10, 1999

                  NEW INVESTORS TAKE THE REINS AT VERNON DOWNS

     VERNON--At a meeting on Wednesday, September 8, the Board of Directors of Mid-State Raceway, Inc. (Vernon Downs) approved the completion of a stock purchase agreement with an investor group comprised of John Signorelli, Dominic Giambona, Wesley Wendt, Sr. and others, which constitutes a majority interest in the Central New York racetrack.

     The stock purchase agreement provides a $1.5 million cash infusion in the company, insuring the continuation of live harness racing at Vernon Downs, granting capital for improvements to the track's facilities and racing program and positioning the Company for future growth and prosperity.

     The investment of the majority of the $1.5 million gives Messrs. Signorelli, Giambona and Wendt, Sr. approximately one-third ownership in Mid-State Raceway, Inc. This transaction is still awaiting final approval of the New York State Racing and Wagering Board. These three individuals have also been given an option to purchase additional shares in Mid-State Raceway, Inc., which, should they choose to do so, will enable them to own a majority interest in all shares of the Company.

     Messrs. Signorelli and Giambona hae been elected Direcotrs of Mid-State Raceway, Inc., enriching the Board with their skills and experience in business, finance and harness racing. To provide a seat on the Board, Mrs. Gwen Bennett has resigned as a Director.

     Mr. Signorelli, Mid-State Raceway's new President and C.E.O., heads up a management team consisting of Mr. Giambona as Vice-President and investor/Director Paul V. Noyes as Secretary. James Wise remains Treasurer of the Company. Mr. Wendt, Sr., who operates the track's food and beverage concessions, is also a Director of the Company.

     Former President and C.E.O. Justice M. Cheney, who has run the Company's day-to-day operations since December of 1997, remains a Director and will continue as Vice-President and General Manager of Mid-State Raceway. Former Secretary Jim Moran stays on as a Director, Publicity, Public Relations Director and track announcer.

     The new management team plans, over time, to make Vernon Downs into one of the premier settings for the presentation of harness racing, not only in New York State, but throughout the country. Immediate plans call for the conversion of Vernon's three-quarter mile racing strip into a seven-eighths mile track and the return of major stakes competition to compliment New York Sires States events.

     "We're delighted to make this investment in Mid-State Raceway, Inc. and we wish to express our appreciation to the Board of Directors for accepting our proposal," said Mr. Signorelli. "Our goal is to preserve and improve the live harness racing program at Vernon Downs and we feel the Company is now in a position to do that."

     Mr. Signorelli has been involved in the standardbred industry for more than 30 years and is currently the senior partner of the SUCCESS Financial Group, a business consulting firm located in Mt. Kisco, NY. Mr. Giambona is a successful real estate executive who was born and raised in Rome, NY.

     Vernon Downs generates approximately 1,500 jobs and has an annual economic impact on central New York of more than $20 million.

                             MID-STATE RACEWAY, INC.

                                     VERNON

                                   D O W N S


FOR IMMEDIATE USE--Sent November 3, 1999
-----------------

                    SETTLEMENT ANNOUNCED IN LAWSUIT BETWEEN
                   BENNET FUNDING AND MID-STATE RACEWAY, INC.


     VERNON, NY--John Signorelli, President/CEO of Mid-State Raceway, Inc., a public company located in Vernon (MRWY), today announced the settlement of a lawsuit between Bennett Funding, Inc. and Mid-State Raceway, Inc.

     In regard to this determination, the parties have agreed to settle the Bennett bankruptcy estate's claim against Mid-State Raceway for 38,000 shares of common stock in the company, which operates the Vernon Downs racetrack. They have also agreed to provide each other with general releases. The settlement is subject to final approval by Judge Stephen D. Gerling in U.S. Bankruptcy Court, Utica. A motion for such approval was submitted last Thursday (Oct.28).

     In arranging for this settlement, Signorelli indicated that Mid-State Raceway is not acknowledging any wrongdoing in the matter, but recognizes that the bigger business interests of the company will be aided substantially by a settlement of the suit and the avoidance of protracted litigation.

     "I believe that the fact that Trustee Breeded was willing to accept shares in the company as compensation for settling this matter also sends a positive signal of his support for Vernon Downs," Signorelli said. "With the settlement of the lawsuit, plus the infusion of $1.5 million in new capital associated with Mid-State Raceway's recent successful private placement offering, a new business plan and management team, the door is open to restoring harness racing for the benefit of not only the company's shareholders, but also the central New York community."

                                      -30-

FOR ADDITIONAL INFORMATION. Please feel free to contact Vernon Downs, or the office of John Signorelli (914) 241-0606.



P.O. BOX 860 o VERNON, NEW YORK 13476  o  TEL 315-829-2201  o  FAX 315-829-4384

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